Exhibit 99.2

Exhibit 99.2

Q3 & Sep YTD 2013 Results Review

October 31st, 2013

The debut of a new global leader in capital goods

Merger completed on September 29th—the resulting company incorporated in the Netherlands

First day of trading—September 30th, 2013 *

On New York Stock Exchange (“NYSE”) as Foreign Private Issuer and on the Milan Stock Exchange (“MTA”)

Common share capital composition

Total number of common shares 1,348,867,772 with a par value per share of €0.01

EPS calculated on common shares only

* See Appendix for Trading mechanisms

October 31st, 2013

Q3 & Sep YTD Results Review

Our leadership team

Group Executive Council (GEC)


CHAIRMAN
Sergio Marchionne
GROUP CEO
Richard Tobin
REGIONAL CHIEF OPERATING OFFICERS
NAFTA
Richard Tobin
LATAM
Vilmar Fistarol
APAC
Stefano Pampalone
EMEA
Andreas Klauser
IVECO
Franco Fusignani
Powertrain
Giovanni Bartoli
BRAND PRESIDENTS
Case IH Ag Equipment
Andreas Klauser
Case & NH Construction
Mario Gasparri
Parts & Services
Dino Maggioni
New Holland Ag Equipment
Carlo Lambro
Iveco
Lorenzo Sistino
INDUSTRIAL & COMMERCIAL LEADERS
Chief Technical Officer
Dario Ivaldi
Chief Quality Officer
Brad Crews
Head of Precision Solutions & Telematics
Dino Maggioni
Chief Manufacturing Officer
Derek Neilson
Chief Purchasing Officer
Annalisa Stupenengo
President, Specialty Business unit & GEC coordinator
Alessandro Nasi
SUPPORT/ CORPORATE LEADERS
President Financial Services
Oddone Incisa
Chief Financial Officer
Massimiliano Chiara
Chief Human Resources Officer
Linda Knoll

CNH INDUSTRIAL
October 31st, 2013 Q3 & Sep YTD Results Review 3

Q3 ’13 financial highlights

Revenues 6.3 6.2

(€/bn)

Down 1.5% vs. last year. Up 5.4% at

constant currency, as growth for -1.5%

Agricultural Equipment, Trucks & CVs

and Powertrain was partially offset by

Construction Equipment business Q3 ’12 Q3 ’13

Trading profit 570

(€/mn) 508

Down 10.9% vs. last year (-4.9% on a

constant currency basis) -10.9%

Q3 ’12 Q3 ’13

Trading margin 9.0% 8.2%

Improved profitability for Agricultural

Equipment and Powertrain partially -0.8 p.p.

offsetting a decline for Trucks & CVs

and Construction Equipment

Q3 ’12 Q3 ’13

Net profit

291 248 (€/mn)

Down €43mn vs. last year

EPS at €0.169

Q3 ’12 Q3 ’13

2.5 Net industrial debt

2.3 (€/bn)

Increased by €228mn, with positive

operating performance more than

offset by a seasonal increase in

working capital and sustained capital

Jun-end ’13 Sep-end ’13 expenditures

5.3 Available liquidity

4.9 (€/bn)

Down €383mn (inclusive of approx.

€1.6bn in undrawn committed

facilities) after repayment of a $1bn

bond (€759mn equivalent) that

matured in September

Jun-end ’13 Sep-end ’13

Note: Q3 ’12 figures are provided herein on a restated basis due to the adoption of IAS 19 Revised

October 31st, 2013

Q3 & Sep YTD Results Review

Q3 ’13 financial highlights

Performance by segment

REVENUES (€MN)

6,313 6,217

4,088 3,889

2,054 2,093 -1.5%

-4.9%

+1.9% 646 762

+18% (475) (527)

Agricultural & Construction Trucks & Commercial Vehicles * Powertrain Other & Eliminations Group

Equipment *

TRADING PROFIT (€MN)

Q3 2012 Q3 2013 570

508

444 470

+5.9% -10.9%

110

15 25 35

-86.4% +40% (9) (12)

Agricultural & Construction Trucks & Commercial Vehicles * Powertrain Other & Eliminations Group

Equipment *

* Including Financial Services figures

October 31st, 2013 Q3 & Sep YTD Results Review

Q3 & Sep YTD ’13

Revenues growth composition

Q3 2013 (IFRS, €/mn) SEP YTD 2013

18,771 816 19,587 18,844

6,313 338 6,651 2,106 2,366 2,346

6,217 (743)

774

646 (434) 762 6,226 6,270 6,063

2,054 2,223

2,093

5.4% -6.5% 4.3% -3.8%

4,088 4,207 3,889 12,004 12,640 12,107

Q3 ‘12 Organic Growth Q3 ‘13 @ constant FX impact Q3 ‘13 as reported Sep YTD ‘12 Organic Growth Sep YTD ‘13 @ FX impact Sep YTD ‘13 as currency constant currency reported

Agricultural & Construction Equipment * Trucks & Commercial Vehicles * Powertrain

REVENUES BY CURRENCY – SEP YTD 2013 Sensitivity Analysis – Sep YTD 2013 Revenues impact

(€/mn)

Other, 8% Stronger Weaker

AUD, 3% Sep YTD ‘13

Foreign Currency Foreign Currency

GBP, 3% EUR, 32% Average FX

vs. EUR by 10% vs. EUR by 10%

CAD, 6%

USD / EUR 1.185 1.317 1.449

BRL, 14% Revenues Impact 660 — (660)

BRL / EUR 2.513 2.792 3.072

Revenues Impact 269 — (269)

USD, 35%

* Including Financial Services figures

October 31st, 2013 Q3 & Sep YTD Results Review

Q3 & Sep YTD ’13

From trading profit to net result

(€mn) Sep YTD Sep YTD

Q3 2012 Q3 2013

2012 2013

Trading profit 570 508 (62) 1,628 1,549 (79)

Unusual items, net (9) (10) (1) (140) (69) 71

Operating income 561 498 (63) 1,488 1,480 (8)

Financial charges, net (112) (114) (2) (334) (344) (10)

Investment income, net 23 18 (5) 66 71 5

Profit before taxes 472 402 (70) 1,220 1,207 (13)

Taxes (181) (154) 27 (476) (460) 16

Net profit 291 248 (43) 744 747 3

EPS (basic) 0.209 0.169 (0.040) 0.530 0.504 (0.026)

EPS (diluted) 0.209 0.169 (0.040) 0.530 0.504 (0.026)

*

“Unusual items, net”: *

Sep YTD, totaled €69mn and consisted primarily of restructuring and other charges, including €31mn associated with the unwinding and consolidation of the former JV with Barclays within the Group’s Financial Services and restructuring costs of €20mn mainly related to Trucks & CVs

“Financial charges, net”:

€114mn in Q3, slightly above last year, mainly due to an increase in average net industrial debt

“Taxes”:

The effective tax rate of 38% (in Q3 and Sep YTD) is in line with Group expectations for the full year

* Please refer to slide 45 for definition

October 31st, 2013 Q3 & Sep YTD Results Review

Q3 ’13

Financial charges

Q3 2012 Q3 2013

Average Average

Rate P/L Rate P/L

Outstanding Outstanding

(%) (€/mn) (%) (€/mn)

(€/bn) (€/bn)

Capital Market (fixed) (4.5) 6.9% (79) (4.2) 6.9% (73)

Short-term Debt (floating) (3.4) 4.1% (35) (3.9) 4.1% (42)

Gross Industrial Debt (8.0) 5.7% (114) (8.2) 5.7% (115)

Industrial Cash & Net Intersegment Financial Receivables 4.9 2.5% 30 4.6 2.3% 26

Net Industrial Debt * (3.1) (84) (3.5) (89)

IAS 19 (interest cost on pension & OPEB) (19) (15)

FX (9) (10)

Net Financial Charges (112) (114)

(*) Net Industrial debt average calculated on a monthly basis Note: Numbers may not add due to rounding

October 31st, 2013 Q3 & Sep YTD Results Review

Q3 ’13

Cash Flow – change in Net Industrial Debt

(€MN)

CASH FLOW FROM OPERATING ACTIVITIES NET OF CAPEX

(246)

(2,274) (2,502)

179

248

(9)

(365) 24

(299) (1) (5)

JUN 30, NET D&A CHANGE CHANGE TANGIBLE CHANGE IN CAPITAL FX SEP 30,

2013 INCOME IN FUNDS IN WC & INVESTMENT, INCREASE, TRANSLATION 2013

& INTANGIBLE SCOPE & DIVIDENDS & EFFECTS

OTHERS CAPEX * OTHER EQUITY

TRANSACTION

CHANGE IN NET DEBT

(228)

Net Industrial Debt increased by €228mn, as positive operating performance was more than offset by a seasonal increase in working capital and sustained capital expenditures

(*) Net of Vehicles Buy-back

October 31st, 2013 Q3 & Sep YTD Results Review

Sep YTD '13

Tangible & Intangible Capex * at €844mn

By Category


17%
23%
60%
New Products & Technology (Capitalized R&D included)
Maintenance & Other
Industrial Capacity Expansion & LT Investments

By Segment


AG & CE
Trucks and Commercial Vehicles
Powertrain
10%
35%
55%

Main Industrial Projects

- **AG**
  - China
    - Foshan and Urumqi plants officially inaugurated in July and August, for sugar cane harvesters and Case IH cotton pickers
    - Harbin, R&D center officially inaugurated in September
  - Argentina – Cordoba: started production for assembly of Combines, and Specialty Tractors
  - US – Goodfield: plant expansion
  - India – Pune: land acquisition for harvesting products
- **Trucks & CVs**
  - Spain/Germany
    - Madrid/Ulm footprint: CVs and Fire Fighting production rationalization
      - Production rump-up in heavy trucks after plant consolidation
- **Powertrain**
  - Argentina: Engine production localization

(*) Net of Vehicles Buy-back

CNH INDUSTRIAL October 31st, 2013 Q3 & Sep YTD Results Review 10

1 Agricultural & Construction Equipment

2 Trucks and Commercial Vehicles

3 Powertrain

4 Q3 Significant events and Outlook

5 Appendix

1 Agricultural and Construction Equipment

Revenues and Trading Profit *

REVENUES (€MN)


Q3
Q2
Q1
4,088
4,147
3,769
-4.9%
+6.6%
+0.7%
3,889
4,421
3,797
2012
2013

TRADING PROFIT (€MN)


Q3
Q2
Q1
444
478
368
+5.9%
+26.4%
+11.7%
470
604
411
2012
2013

Including Financial Services figures · Delta % y-o-y

Revenues at €3.9bn down 4.9% (+0.8% in US$, +2.9% in constant currency)

Industrial revenues distribution per region: NAFTA 45%, EMEA 26%, LATAM 17%, APAC 12%

- AG revenues at €3.1bn down 2.3% (+3.4% in US$, +5% in constant currency) with an increase in EMEA and LATAM (up 2% and 17% respectively) and down in NAFTA (-3%) and APAC (-23%)
  - Global tractors and combines units deliveries up 4%
- CE revenues at €553mn down 17.1% (-11.7% in US$, -9% in constant currency) with a decrease y-o-y across all region (NAFTA -23%; EMEA -5%; LATAM -13%; APAC -21%)
  - Units deliveries down 5% (Light down 1% and Heavy down 17%)

Trading profit at €470mn up 5.9% (up 11.8% in US$) with margin at 12.1% up 1.2 p.p.

- AG trading profit at €410mn up €32mn vs. last year (up 14.8% or $70mn in US$) with margin at 13.1% up 1.3 p.p.
- CE trading loss of €30mn vs. loss of €15mn last year on reduced volume

CNH INDUSTRIAL October 31st, 2013 Q3 & Sep YTD Results Review 12

Agricultural and Construction Equipment

1 Trading Profit Variance *

(€mn)

133

(5) (2) 470

444 (22)

(26)

(52)

10.9% 12.1%

Q3 ‘12 Volume / Mix Pricing, net Prod. Cost SG&A R&D Other Q3 ‘13

Positive net pricing in AG partially offset by reduced volume for CE, higher costs associated with Tier 4 technology and negative impact from foreign currency, primarily from LATAM

* Including Financial Services figures

October 31st, 2013

Q3 & Sep YTD Results Review

1

Agricultural and Construction Equipment

Inventory management (units of equipment)



CASE IH AGRICULTURE
NEW HOLLAND AGRICULTURE
AGRICULTURAL EQUIPMENT (MAJOR EQUIPMENT)
Q1'09
Q2'09
Q3'09
Q4'09
Q1'10
Q2'10
Q3'10
Q4-10
Q1-11
Q2-11
Q3-11
Q4-11
Q1-12
Q2-12
Q3-12
Q4-12
Q1-13
Q2-13
Q3-13
Company Inventory
Dealer Inventory
AG Retail Sales*
AG Production*

- Third quarter overproduction vs. retail at 6%



CASE CONSTRUCTION
NEW HOLLAND CONSTRUCTION
CONSTRUCTION EQUIPMENT (LIGHT & HEAVY)
Q1'09
Q2'09
Q3'09
Q4'09
Q1'10
Q2'10
Q3'10
Q4-10
Q1-11
Q2-11
Q3-11
Q4-11
Q1-12
Q2-12
Q3-12
Q4-12
Q1-13
Q2-13
Q3-13
Company Inventory
Dealer Inventory
CE Retail Sales*
CE Production*

- Third quarter overproduction vs. retail at 13%

* Excluding Joint Ventures
Source: CNH Industrial Internal Data

CNH INDUSTRIAL
October 31st, 2013 Q3 & Sep YTD Results Review 14

Agricultural and Construction Equipment

1 Industry drivers

COMMODITY SPOT PRICE (US$ PER METRIC TON)

$800

$615

$600

$353 $500

$400

$322

$200 $321 $200

$0

08 08 08 09 09 10 10 11 11 12 12 12 13 13

Jan Jun Dec Jun Dec Jun Dec Jun Dec Jun Sep Dec Jun Sep

SOYBEANS MAIZE WHEAT_US_HRW

MONTHLY COMMODITY PRICE (US$ PER METRIC TON)

% change % change

Sep-12 Sep-13 10/28/13

vs. Sep. 12 vs. Sep. 12

SOYBEANS 615 503 -18.2% 500 -18.7%

CORN 321 207 -35.5% 200 -37.7%

WHEAT 353 308 -12.7% 322 -8.8%

2010 2011 2012 YoY 2013 F YoY 2014 F 2015 F

Net Farm Income—USD billion

IHS Global Insight 78.0 117.9 113.8 -3.5% 118.0 3.7% 100.8 95.7

USDA—Aug. 2012 78.0 118.0 113.8 -3.6% 120.6 6.0%

Gross Domestic Product Growth—YoY % Change

World 4.3% 3.0% 2.6% 2.4% 3.3% 3.8%

North America 2.7% 2.0% 2.7% 1.5% 2.6% 3.3%

Europe 1.9% 1.6% -0.3% 0.0% 1.1% 1.5%

Commonwealth of Ind. States 4.9% 4.7% 3.6% 2.5% 3.6% 4.2%

Asia 7.4% 4.6% 4.7% 4.8% 5.3% 5.7%

Latin America 5.9% 4.1% 2.4% 3.0% 3.4% 4.0%

Source: IHS Global Insight October 2013; Commodity spot as per CME Group

October 31st, 2013 Q3 & Sep YTD Results Review

1 Agricultural and Construction Equipment

Industry unit volume

AGRICULTURAL EQUIPMENT CONSTRUCTION EQUIPMENT

Tractors Combines Light Heavy

Q3 ’13 Industry Q3 ’13 Industry

change vs. prior year change vs. prior year

Worldwide ~10% ~5% Worldwide 5% 5%

NAFTA ~10% ~(10%) NAFTA 15% (10%)

< 40 hp ~15% EMEA (5%)

Flat

≥40 hp ~10% LATAM 25% 5%

EMEA 2% ~15% 20%

APAC Flat

LATAM ~15% ~35%

APAC ~15% ~5%

Global AG industry up 10%

NAFTA: 10%; EMEA: 5%; LATAM: 15%; APAC: 15% Worldwide market share in line with industry

Overall CE industry up 5%

NAFTA: 5%; EMEA: Flat; LATAM: 15%; APAC: 10% Worldwide market share slightly down vs. industry

October 31st, 2013

Q3 & Sep YTD Results Review

1

Agricultural and Construction Equipment

Main product launches

NEW HOLLAND AGRICULTURE

- Tier 4B T7, T8 and T9 tractors in NA
- Sitevi Gold Medal for the Opti-Grape™ technology in Europe
- Two Agritechnica Silver Medals for the Opti-Speed™ straw walkers and the corn rower header



CASE CONSTRUCTION

- Waste and recycling special versions of wheel loaders and crawler excavators in Europe
- Midi crawler excavators CX75C SR and CX80C in North America (CX75C SR awarded in Rental Magazine's "Top Products of 2013")



CASE IH AGRICULTURE

- 18 new tractor models in NA that meet Tier 4 emissions standards
    - Steiger Quadtrac 620 and new models of Magnum and Maxxum tractors
- Case IH is first and only AG manufacturer to use Selective Catalytic Reduction (SCR) technology alone to meet strict Tier 4B emissions standards, while offering customers best overall fuel efficiency



NEW HOLLAND CONSTRUCTION

- New Holland in Europe participated to Nordbau fair in Germany during September
    - Close cooperation with FPT made possible for NH to do pioneering work in low-emission drive solutions



CNH INDUSTRIAL
October 31st, 2013 Q3 & Sep YTD Results Review 17

1 Agricultural & Construction Equipment

2 Trucks and Commercial Vehicles

3 Powertrain

4 Q3 Significant events and Outlook

5 Appendix

Trucks and Commercial Vehicles

2 Revenues and Trading Profit *

REVENUES (€MN)

Q3 2,054 +1.9% 2,093

Q2 2,273 -5.6% 2,145

Q1 1,899 -3.9% 1,825

2012 2013

TRADING PROFIT (€MN)

Q3 110 -86.4%

Q2 126 -99.2%

Q1 63 n.m. 15

1

(9)

2012 2013

Revenues at €2.1bn up 1.9% (+8.2% on a constant currency basis) on modest recovery in demand in Europe and a significant increase in LATAM largely offset by negative market and product mix, decreasing volumes for parts and services, and lower volumes in specialty vehicles due to delivery timing

EMEA flat; LATAM up 16% driven by strong industry and APAC down 23% due to industry downturn in Turkey and Russia and low performance in ANZ (Australia & New Zealand)

Trading profit at €15mn down €95mn vs. last year; margin at

0.7% down 4.7 p.p.

October 31st, 2013

Delta % y-o-y *Including Financial Services figures

Q3 & Sep YTD Results Review

Trucks and Commercial Vehicles

2 Trading Profit Variance *

(€mn)

110

5.4% (46)

(4)

(6)

(10)

(7)

15

(22) 0.7%

Q3 ’12 Volume / Mix Pricing, net Prod. Cost SG&A R&D Other Q3 ’13

Negative market and product mix and tight price competition continued to affect margins primarily in Southern Europe and due to economic uncertainty bad debt provisions have been increased. In addition, new product launch costs and unfavorable FX exchange rates impact, more than offset positive market trend and pricing in LATAM

* Including Financial Services figures

October 31st, 2013

Q3 & Sep YTD Results Review

Trucks and Commercial Vehicles

2 Q3 ’13 units sold and order intake

UNITS SOLD

Overall units sold at 31.4k up 8.6% vs. last year

By geography

EMEA up 2.7%

LATAM up 30.3%

APAC up 3.6%

ORDER INTAKE

Overall order intake at 37.8k units up 28% vs. last year

By geography

EMEA up 33% due to pre-buy Euro V Medium and Heavy range

LATAM up 35% driven by strong demand in Brazil and Argentina

APAC down 20% mainly due to down turn in Russia and Australia

BOOK TO BILL

Q3 1.20

2013 Q2

Q1

Q4

Q3 1.02

2012 Q2

Q1

Q4

2011 Q3 0.9

Q2

Q1

1.0

October 31st, 2013 Q3 & Sep YTD Results Review

Trucks and Commercial Vehicles

2 Inventory management (units of equipment)

Company Inventory Dealer Inventory Trucks & CVs Retail sales Trucks & CVs Production

Over production vs. retail to anticipate Euro V pre-buy ahead of Euro VI introduction

October 31st, 2013 Q3 & Sep YTD Results Review

Trucks and Commercial Vehicles

2 EU27 – Industry volumes & market share

INDUSTRY VOLUMES

+0.9%

Q3

2012 2013

IVECO MARKET SHARE

LIGHT

(3.5-6.0T) MEDIUM HEAVY

(6.01-15.99T) (>16T)

-0.7 p.p. -0.9 p.p. -0.4 p.p.

11.7% 11.0% 25.4% 24.5% 7.3% 6.9%

Q3 ‘12 Q3 ‘13 Q3 ‘12 Q3 ‘13 Q3 ‘12 Q3 ‘13

EU27 overall industry (≥3.5T) +0.9% vs. Q3 ’12

Light down 0.9%

Medium down 2.0%

Heavy up 4.7%

EU27 market share ≥3.5T at 10.7% (7.1% 2.8T), -0.7 p.p. vs. last year (-0.4 p.p. at market mix 2012) mainly due to unfavorable market and product mix

Light segment market share down 0.7 p.p. at 11.0%

Medium segment market share down 0.9 p.p. at 24.5%

Heavy segment market share down 0.4 p.p. at 6.9%

October 31st, 2013

Q3 & Sep YTD Results Review

Trucks and Commercial Vehicles

2 LATAM* – Industry volumes & market share

INDUSTRY VOLUMES

Industry (≥3.5T)

+27.7%

Q3

2012 2013

LATAM overall industry (≥3.5T) up 27.7% vs. Q3 ’12

Light +11.5%; Medium +25.1%; Heavy +55.5%

Brazil +32.6%; Argentina +34.6%; Venezuela -16%

IVECO MARKET SHARE

LIGHT

(3.5-7.9T) MEDIUM HEAVY

(8.0-31T) (>31T)

-0.2 p.p. +1.3 p.p. -1.8 p.p.

17.7% 17.5% 7.1% 8.4% 12.1% 10.3%

Q3 ‘12 Q3 ‘13 Q3 ‘12 Q3 ‘13 Q3 ‘12 Q3 ‘13

LATAM market share ≥3.5T at 11.2% down 0.1 p.p. vs. last year

Light segment market share down 0.2 p.p. at 17.5%

Medium segment market share up 1.3 p.p. at 8.4%

Heavy segment market share down 1.8 p.p. at 10.3%

Brazil: Light 3.5-6T at 21% (-2.3 p.p.); Medium 6-15.99T at 6.4% (+1.8 p.p.); Heavy 16T at 6.9% (-0.5 p.p.)

* Reflects aggregate for key markets where Group competes (Brazil, Argentina and Venezuela);

At 9.0% down 0.3 p.p.1 At 23.3% up 1.6 p.p. At 8.7% down 2.7 p.p.

October 31st, 2013

Q3 & Sep YTD Results Review

Trucks and Commercial Vehicles

2 CHINA – Industry volumes & market share

INDUSTRY VOLUMES

Industry volumes

[k/units] 730

696

670

613

508

Q3 ’09 Q3 ’10 Q3 ’11 Q3 ’12 Q3 ’13

China Industry up 13.4% vs. last year

Light Bus (Daily segment) up 7.3%

Light / Medium Trucks (Yuejin segment) up 7.9%

Medium segment up 2%

Heavy (SIH segment) up 36.7%

JVs sales up 8.2% vs. last year at 36k units, reaching

5.2% of the market, down 0.2 p.p.

Light Bus (Daily) at 10.3%, down 0.3 p.p.

Light Trucks (Yuejin) at 4.8%, down 0.4 p.p.

Heavy Trucks (SIH) at 3.1%, up 0.4 p.p.

IVECO JVS SALES VOLUMES

36.0

33.2

32.7 32.2

26.5

Q3 ’09 Q3 ’10 Q3 ’11 Q3 ’12 Q3 ’13

October 31st, 2013

Q3 & Sep YTD Results Review

2 Trucks and Commercial Vehicles

Main product launches and Magirus new logo

Main product launches

- **LATAM** – New Stralis Hi-Way
  - Version with new cab, higher power and torque to increase competitiveness in the Premium segment



- **EMEA** – Iveco Bus "*The All New Euro VI Range*" (5% to 10% fuel consumption savings)
  - Crossway, Urbanway Tector 7 and Magelys


SUSTAINABILITY | TECHNOLOGY | TCO | HIGH VALUE

Magirus - Firefighting

MAGIRUS

- The new identity (launch of evolved logo in September 2013) combines tradition with the company's innovative competence in technology



Opening of the New Fire Fighting Excellence Center in Germany (Ulm, Sept 2013)

- All in one integrated center for development and manufacturing of Firefighting vehicles and Turntable Ladders

CNH INDUSTRIAL
October 31st, 2013 Q3 & Sep YTD Results Review 26

1 Agricultural & Construction Equipment

2 Trucks and Commercial Vehicles

3 Powertrain

4 Q3 Significant events and Outlook

5 Appendix

Powertrain

3 Revenues and Trading Profit

REVENUES (€MN)

+18% 762

Q3 646

Q2 782 +7.9% 844

Q1 678 +9.1% 740

2012 2013

TRADING PROFIT (€MN)

Q3 +40% 35

25

Q2 38 +5.3% 40

Q1 14 -14.3% 12

2012 2013

Revenues at €762mn up 18% (+19.8% on a constant currency

basis) reflecting business growth for both captive customer and third parties. Sales to external customers accounted for 33% of total revenues (32% in Q3 2012)

Units sold trend by business line

Engines up 20% to 129k units (31% to Trucks and CVs and 30% to

Agricultural and Construction Equipment, while remaining 39% to external customers, including Sevel, Fiat JV in LCVs)

Gearboxes up 3% to 13k units and Axles up 12% to 34k units

Trading profit at €35mn up 40% with margin at 4.6% up 0.7 p.p.

vs. last year

Higher revenues and better capacity utilization drove the

improvement, only partially offset by an increase in R&D costs aimed at maintaining technological leadership

Capacity utilization up 10.6 p.p. vs. last year

Delta % y-o-y

October 31st, 2013

Q3 & Sep YTD Results Review

3 Powertrain

New product launches





- Anticipating the introduction of Euro VI, over 2,000 Iveco trucks powered by FPT's Cursor 11 and Cursor 13 engines have been delivered to final customers
- Production start-up of Euro VI engines for Iveco Bus: N67 in Turin and Cursor 9 in Chongqing (China)





- Started production of N45 and N67 Euro VI engines for Iveco medium range trucks
- Cursor 10 Euro V 310 kW engines, equip Ford's renewed heavy duty trucks launched in August in Latin America
- FPT's Tier 4 engines will power Tigercat's E-series skidders, the 726 E feller buncher and the M726E mulcher





CNH INDUSTRIAL
October 31st, 2013 Q3 & Sep YTD Results Review 29

1 Agricultural & Construction Equipment

2 Trucks and Commercial Vehicles

3 Powertrain

4 Q3 Significant events and Outlook

5 Appendix

Q3 ’13

4 Significant events

Closing of $500mn Notes of CNH Capital LLC (October 9, 2013)

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) today announced that its wholly owned subsidiary, CNH Capital LLC, has completed its previously announced private offering of $500mn in aggregate principal amount of 3.250% notes due 2017, issued at par

CNH Capital LLC intends to use the net proceeds from the offering for working capital and other general corporate purposes, including, among other things, the purchase of receivables or other assets. The net proceeds may also be applied to repay CNH Capital LLC’s indebtedness as it becomes due

Confirmed as Sector Leader in Dow Jones Sustainability World and Europe Indices for third consecutive year

Group’s position as Sector Leader reflects the significant results achieved in a number of areas that led to the highest score in the environmental and social dimensions

October 31st, 2013

Q3 & Sep YTD Results Review

FY ’13E

4 Industry Outlook - units

TRACTORS COMBINES

FY 2013E FY 2013E

NAFTA 5-10% NAFTA 5-10%

Agricultural

Equipment EMEA (0-5%) EMEA (0-5%)

LATAM 15-20% LATAM 40-45%

APAC 5-10% APAC 10-15%

Worldwide 5-10% Worldwide 10-15%

LIGHT HEAVY

FY 2013E FY 2013E

NAFTA 0-5% NAFTA (5-10%)

Construction EMEA (5-10%) EMEA (5-10%)

Equipment

LATAM 5-10% LATAM ~5%

APAC (0-5%) APAC (0-5%)

Worldwide (0-5%) Worldwide (0-5%)

INDUSTRY (>3.5T)

Trucks and FY 2013E

Commercial

Vehicles EU27 -5% / Flat

LATAM +5% / +10%

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FY ’13E

4 Guidance

“On the back of the Group’s performance to date and our expectations of recovering trading conditions across all segments and a continuation of strength in agricultural equipment market, we are confirming our 2013 guidance as follows:”

2013 OUTLOOK

REVENUES TRADING MARGIN NET INDUSTRIAL DEBT

Up between 3% and 4% Between 7.5% and 8.3% Between €1.4bn and €1.6bn

October 31st, 2013 Q3 & Sep YTD Results Review 33

Roadmap for new external reporting

IFRS in EUR

Segment reporting consistent with predecessor’s

(Fiat Industrial) prior quarters

Agricultural & Construction Equipment - Trucks

and Commercial Vehicles - Powertrain

Supplemental segmentation by Industrial and

Financial Services activities

EU Annual Report and Form 20-F

US GAAP and IFRS in USD

Subsequent to the filing of EU Annual Report and Form 20-F, Company to disclose

Recast of 2011, 2012 and 2013 IFRS from € to US$

US GAAP 2011, 2012 and 2013 Financial Statements in US$

Segments recast as follow

Agricultural Equipment - Construction Equipment – Commercial Vehicles – Powertrain - Financial Services

On-going CNHI external reporting (starting from Q1 ’14 Results)

Dual reporting: US GAAP US$ and IFRS US$

2013 2014/Onwards

October 31st, 2013

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1 Agricultural & Construction Equipment

2 Trucks and Commercial Vehicles

3 Powertrain

4 Q3 Significant events and Outlook

5 Appendix

Trading mechanism

CNH Industrial—common shares

CNHI common shares are listed in the United States and Italy and can be traded on either the NYSE in US Dollars or MTA, managed by Borsa Italiana S.p.A., in Euros Shares traded on the NYSE (CUSIP N20944 10 9) are settled through the Depository Trust & Clearing Corporation (“DTCC”) in the US while shares traded on MTA (ISIN NL 0010545661) are settled through Monte Titoli S.p.A. (“MT”) in Italy

Settlement, both in US and Italy, occurs three business days after trading (T+3) Computershare, has been appointed as:

US Transfer Agent: Computershare Trust Company, N.A. (Computershare)

Italy loyalty share Branch Registrar: Computershare (previously named Servizio Titoli) S.p.A. (“ST”) Common shares may be maintained through a broker/bank/financial intermediary participant either in the US clearing system DTCC or the Italian clearing system MT, or they can be held in registered form, on the register maintained by Computershare

Because MT maintains a participant account within DTCC, investors can request their broker/financial intermediary to move the common shares between Italy and US, within DTCC. The transfer can be dealt with in normal circumstances in 2 business days, but this will depend on intermediaries involved Shareholders whose common shares are registered in Loyalty Registers (maintained by Computershare and ST) outside the regular trading system, may, at any time, request the de-registration and to move common shares back to regular trading system EPS and market cap has to be calculated on common shares only (as of Sept. 30th No 1,348,867,772) without regard to the loyalty shares

Common Shares

“DTCC”

“MTA”

“NYSE”

Computershare

“MT”

October 31st, 2013

Q3 & Sep YTD Results Review

Geographic Information

Consistently with the organization structure, certain financial and market information in this presentation has been presented separately by geographic area. CNH Industrial defines its geographic areas as

NAFTA: United States, Canada and Mexico

LATAM: Central and South America, and the Caribbean Islands

APAC: Continental Asia (including Turkey), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine)

EMEA: 27 member countries of the European Union, Ukraine, Balkans, African continent, and Middle East (excluding Turkey)

Market Share / Market Position Data

Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries.

In this report, management estimates of market share information are generally based on retail unit data in North America, on registrations of equipment in most of Europe, Brazil, and various APAC markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers’ in North America, the Committee for European Construction Equipment in Europe, the ANFAVEA in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by an independent service bureau.

Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported.

For Trucks & Commercial vehicles regions are defined for both market share and TIV as: EU27 (WE and EE) and LATAM (Brazil, Argentina and Venezuela)

In addition, there may also be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period

October 31st, 2013

Q3 & Sep YTD Results Review

IAS 19 Revised

Impact on 2012 Actual

PROFIT & LOSS

Q3 2012 Q3 2012 Sep YTD 2012 Sep YTD 2012

As reported Restated As reported Restated

Revenues 6,313 6,313 — 18,771 18,771 —

Trading profit 575 570 (5) 1,641 1,628 (13)

Unusual items, net (9) (9) — (140) (140) —

Operating income 566 561 (5) 1,501 1,488 (13)

Financial charges, net (110) (112) (2) (328) (334) (6)

Investment income, net 23 23 — 66 66 —

Pre-tax result 479 472 (7) 1,239 1,220 (19)

Taxes (182) (181) 1 (479) (476) 3

Net result 297 291 (6) 760 744 (16)

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Q3 ’13

Revenues & Trading Profit (IFRS / €mn)

(€mn)

Q3 ’13 Change 2013/2012

Cons. Industrial Financial Cons. Industrial Financial

Revenues

CNH Industrial 6,217 5,971 349 (96) (108) (12)

of which

Agricultural & Construction Eq. 3,889 3,676 279 (199) (188) (12)

Trucks & CVs 2,093 2,057 70 39 15 -

Powertrain 762 762 — 116 116 -

Others & Elim. (527) (524) — (52) (51) -

CNH ($) 5,153 4,871 369 41 38 6

Trading Profit

CNH Industrial 508 421 87 (62) (71) 9

of which

Agricultural & Construction Eq. 470 380 90 26 17 9

Trucks & CVs 15 18 (3) (95) (95) -

Powertrain 35 35 — 10 10 -

Others & Elim. (12) (12) — (3) (3) -

CNH ($) 623 504 119 66 49 17

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Q3 & Sep YTD Results Review

Sep YTD ’13

Revenues & Trading Profit (IFRS / €mn)

(€mn)

Sep YTD ’13 Change 2013/2012

Cons. Industrial Financial Cons. Industrial Financial

Revenues

CNH Industrial 18,844 18,067 1,084 73 98 (40)

of which

Agricultural & Construction Eq. 12,107 11,426 868 103 106 (17)

Trucks & CVs 6,063 5,958 216 (163) (131) (23)

Powertrain 2,346 2,346 — 240 240 -

Others & Elim. (1,672) (1,663) — (107) (117) -

CNH ($) 15,944 15,047 1,143 569 548 9

Trading Profit

CNH Industrial 1,549 1,250 299 (79) (140) 61

of which

Agricultural & Construction Eq. 1,485 1,186 299 195 148 47

Trucks & CVs 7 7 — (292) (306) 14

Powertrain 87 87 — 10 10 -

Others & Elim. (30) (30) — 8 8 -

CNH ($) 1,956 1,562 394 303 232 71

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Q3 & Sep YTD ’13

Cash Flow – change in Net Industrial Debt

Q3 ‘13 Sep YTD ’13

(€mn)

Net Industrial (Debt)/Cash beginning of period (2,274) (1,642)

Net Income 248 747

D&A (excl. Vehicle Buybacks) 179 555

Change in Funds & Others (9) 78

Cash Flow from Op. Activities bef. Chg. in W.C. 418 1,380

Change in Working Capital (365) (1,078)

Cash Flow from Operating Activities 53 302

Tangible & Intangible Capex (excl. Vehicle Buybacks) (299) (844)

Cash Flow from Operating Activities net of Capex (246) (542)

Change in Investments, Scope & Other 24 16

Net Industrial Cash Flow (222) (526)

Capital Increase / Share Repurchases / Dividends (1) (281)

FX Translation Effect (5) (53)

Change in Net Industrial Debt (228) (860)

Net Industrial (Debt)/Cash end of period (2,502) (2,502)

October 31st, 2013 Q3 & Sep YTD Results Review

Net debt breakdown

(IFRS / €bn)

Jun. 30, ’13 Sep. 30, ’13

Cons. Ind. Fin. Cons. Ind. Fin.

21.5 4.9 16.5 Gross Debt* 21.3 4.7 16.5

(0.1) (0.1) 0.0 Derivatives M-to-M, Net (0.1) (0.1) 0.0

(3.7) (2.5) (1.1) Cash & Mktable Securities (3.3) (2.1) (1.2)

17.7 2.3 15.4 Net Debt 17.9 2.5 15.4

* Net of intersegment receivables

Note: Numbers may not add due to rounding

October 31st, 2013 Q3 & Sep YTD Results Review

Gross debt

(IFRS / €bn)

Outstanding Outstanding

Jun. 30, ’13 Sep. 30, ’13

11.6 Cash Maturities 11.2

5.5 Bank Debt 5.7

5.9 Capital Market 5.2

0.2 Other Debt 0.2

9.9 Securitization and Sale of Receivables (on book)* 10.1

8.1 ABS / Securitization 8.3

0.4 Warehouse Facilities 0.6

1.4 Sale of Receivables 1.2

0.0 Adjust. for Hedge Accounting on Fin. Payables 0.0

21.5 Gross Debt 21.3

3.7 Cash & Mktable Securities 3.3

0.1 Derivatives Fair Value 0.1

17.7 Net Debt 17.9

1.6 Undrawn committed credit lines 1.6

* Sales of Receivables Off Balance (IFRS de-recognition compliant): €0.7bn

October 31st, 2013 Q3 & Sep YTD Results Review 43

Debt maturity schedule

(IFRS / €bn)

Outstanding 3M 2013 2014 2015 2016 2017 Beyond

Sep. 30, ’13

5.7 Bank Debt 1.6 1.2 0.7 1.6 0.4 0.3

5.2 Capital Market 0.1 0.0 1.7 0.6 1.2 1.7

0.2 Other Debt 0.1 0.0 0.0 0.0 0.0 0.1

11.2 Total Cash Maturities 1.8 1.2 2.5 2.1 1.5 2.1

3.3 Cash & Mktable Securities

0.6 of which ABS related & Restricted Cash

1.6 Undrawn committed credit lines*

4.9 Total Available Liquidity

* With a residual tenor greater than 12 months

Note: Numbers may not add due to rounding

October 31st, 2013 Q3 & Sep YTD Results Review

Financial Measures

CNHI monitors its operations through the use of various key financial measures that may not be comparable to other similarly titled measures of other companies. Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies. CNHI management believes these financial measures provide comparable measures of its financial performance based on normalized operational factors, which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.

CNHI key financial measures are defined as follows:

Trading Profit is computed starting with Net Revenues less Cost of sales, SG&A, R&D costs, and other operating income and expenses. Trading Profit is the measure used by Management to assess the trading performance of the Group’s businesses and represents Operating Profit before specific items that are believed to hinder comparison of the trading performance of Group’s businesses either year-on-year or with other businesses. Management believes that Trading Profit should, therefore, be made available to investors to assist in their assessment of the trading performance of the Group’s businesses. Specifically Trading Profit is a measure that excludes Gains/(losses) on the disposal of investments, Restructuring costs and Other unusual income/(expenses) which impact, and are indicative of, operational performance, but whose effects occur on a less frequent basis and are not representative of the routine trading performance of the Group’s businesses

Operating Profit is computed starting from Trading Profit plus/(minus) restructuring costs, other income (expenses) that are unusual in the ordinary course of business (such as gains and losses on the disposal of investments and other unusual items arising from infrequent external events or market conditions).

Net Industrial Debt exclusively pertains to industrial activities of the Group (as compared to financial services activities) and is computed as debt plus other financial liabilities (mainly negative fair value of derivative financial instruments) less (i) cash and cash equivalents, (ii) current securities, (iii) financial receivables from Group financial services entities and (iv) other financial assets (mainly positive fair value of derivative financial instruments), all these items related to industrial activities, only.

Therefore, debt, cash and other financial assets/liabilities pertaining to Financial Services entities are excluded from the computation of Net Industrial Debt

Cash Flow defined as change in net industrial debt

Constant currency basis is the measure used by management to discuss revenue and trading profit translated at prior year average exchange rates. Elimination of the currency translation effect provides constant comparisons without the distortion of currency rate fluctuations

October 31st, 2013

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Safe Harbor Statement

Certain statements contained in this document that are not statements of historical fact constitute forward-looking statements, notwithstanding that such statements are not specifically identified. Words such as “forecast”, “projection”, “outlook”, “prospects”, “expected”, “estimates”, “plan”, “anticipate”, “intend”, “believe”, or other words or phrases to the same effect often identify forward-looking statements. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the Company’s control and are difficult to predict, If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect the actual results or developments may differ (possibly materially) from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ (possibly materially) from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; factors affecting the agricultural business including commodity prices, weather, floods, earthquakes or other natural disasters, and government farm programs; general economic conditions in each of the Group’s markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; actions of competitors in the various industries in which the Group competes; development and use of new technologies and technological difficulties; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; housing starts and other construction activity; the Group’s ability to obtain financing or to refinance existing debt; a decline in price of used vehicles, the resolution of pending litigation and investigation, the evolution of the Group’s alliance with Kobelco Construction Machinery Co., Ltd; the Group’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further worsening of the Eurozone sovereign debt crisis, other similar risks and uncertainties; and the Company’s success in managing the risks involved in the foregoing. Additional information concerning factors, risks, and uncertainties that could cause actual results to differ materially is contained in the registration statement declared effective by the U.S. Securities and Exchange Commission on June 21, 2013 and is incorporated by reference herein. Investors should refer and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here.

Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which CNH Industrial operates, it is particularly difficult to forecast results, and any estimates or forecasts of particular periods that are provided in this document are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. CNH Industrial does not undertake an obligation to update or revise publicly any forward-looking statements.

October 31st, 2013

Q3 & Sep YTD Results Review

Contacts

Group Investor Relations Team

Manfred Markevitch – Head of Investor Relations Federico Donati Noah Weiss

+41 (91) 985—3801

+39 (011) 00—62756

+1 (630) 887—3745

e-mail: investor.relations@cnhind.com website: www.cnhindustrial.com

October 31st, 2013

Q3 & Sep YTD Results Review